UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated February 3, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-189157) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated January 6, 2014.

•	Press Release dated January 13, 2014.

•	Press Release dated January 15, 2014.

•	Press Release dated January 18, 2014.

•	Press Release dated January 29, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	February 3, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge to Invest $0.2 Billion in Texas Wind Power Project

CALGARY, Alberta, January 6, 2014 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) today announced that it has entered into an agreement with Renewable Energy Systems Americas Inc. (RES Americas) for construction of the 110-megawatt (MW) Keechi Wind Project, located in Jack County, Texas, at a cost of approximately US$0.2 billion.

Construction for Keechi Wind commenced in December 2013 and the project is expected to reach commissioning in the first quarter of 2015. Upon attaining commercial operation, MetLife, Inc. will provide tax equity financing for the project.

The project will deliver electricity into the Electric Reliability Council of Texas, Inc. (ERCOT) market, under a 20-year Power Purchase Agreement (PPA) with Microsoft Corporation.

“As the nation’s leader in wind energy – both in installed capacity and number of turbines – Texas represents a natural extension for Enbridge’s growing U.S. renewable energy portfolio,” said Don Thompson, Vice President, Green Power & Transmission, Enbridge Inc. “We’re also pleased to continue building our relationship with RES Americas which has developed three other wind facilities for Enbridge.”

“RES Americas looks forward to continuing our partnership with Enbridge Inc. Texas has shown its commitment to remain a leader in the renewable energy industry, and Keechi Wind, the 19th project we’ve constructed in the state, will help reduce carbon emissions, create jobs, and deliver economic benefits to the local community,” said Brian Evans, Executive Vice President, RES Americas.

The Keechi Wind project comprises 55 Vestas V100-2.0 MW turbines and will be constructed by RES Americas under a fixed-price, engineering, procurement and construction agreement. A 12-mile generation tie-line will connect the project to Brazos Electric’s Joplin substation.

Vestas will provide turbine operations and maintenance services for the first five years of the project after commercial operation date.

Keechi Wind brings the total generating capacity of the green power projects in which Enbridge has interests to more than 1,800 MW – enough to meet the energy needs of more than 590,000 homes. The project also contributes to Enbridge’s “Neutral Footprint” commitment to generate a kilowatt of renewable energy for every additional kilowatt of conventional electricity that the company’s liquids pipelines operations consume.

Keechi Wind Project At-A-Glance:

Location:	Jack County, Texas (about 60 miles northwest of Fort Worth)
Installed Capacity:	110 MW
Annual Yield:	430,000 MWh
CO2 Saving:	Approx. 260,000 metric tons per year
Turbines:	55 Vestas V100-2.0 MW turbines
Equivalent Homes Served:	45,000 homes
Developer:	RES Americas
Energy Purchaser:	Microsoft Corporation Ltd. (under a 20-year PPA)
Interconnection Provider:	Brazos Electric Power Cooperative (Joplin substation)

About Enbridge Inc.:

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,700 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About RES Americas:

Renewable Energy Systems Americas Inc. (RES Americas) is a fully-integrated renewable energy company that develops, constructs, owns, and/or operates projects across North America. The company employs approximately 275 full-time professionals working throughout North America, has a construction portfolio of more than 6,500 MW of renewable energy, and offers a full suite of development and construction services for wind, solar, and transmission projects. RES Americas’ corporate office is located in Broomfield, CO with regional offices located in Austin, TX and Minneapolis, MN. RES Americas is part of the RES Group, a leading international renewable energy developer. For more information, please visit www.res-americas.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com Larry Springer U.S. Media Toll Free: (877) 496-8142 Email: USmedia@enbridge.com	Enbridge Inc. Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com

RES Americas.

Anna Giovinetto

(303) 439-4225

Email: anna.giovinetto@res-americas.com

News Release

Enbridge Appoints C. Gregory Harper President, Gas Pipelines and Processing

CALGARY, Alberta – Jan, 13, 2014 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) today announced the appointment of C. Gregory (Greg) Harper as President, Gas Pipelines and Processing. Mr. Harper’s appointment is effective Jan. 30, 2014. He becomes a member of Enbridge’s Executive Leadership team and will report to Al Monaco, President and Chief Executive Officer of Enbridge Inc.

Also effective on Jan. 30, Mr. Harper will become a director of Midcoast Holdings, L.L.C. (MH), the general partner of Midcoast Energy Partners, L.P. (MEP) (NYSE: MEP). He will become principal executive officer of MH on Feb. 28, 2014. Mr. Harper also will be appointed to the boards of Enbridge Energy Company, Inc. (EECI), the general partner of Enbridge Energy Partners, L.P. (the Partnership) (NYSE: EEP), and Enbridge Energy Management, L.L.C. (EEM) (NYSE:EEQ), which manages the business and affairs of the Partnership and as the delegate of EECI.

Mark A. Maki, who has led Enbridge’s gas businesses in an interim capacity, will remain President and Principal Executive Officer of EEM and a director on the boards of EECI, EEM and MH.

“Enbridge’s Gas Transportation business is an important part of our strategy and our vision of being the leading energy delivery company in North America,” said Al Monaco, President and Chief Executive Officer, Enbridge Inc. “Greg brings deep and proven operational, commercial and development experience through his various senior leadership roles within the natural gas industry, complementing the strong executive team leading our Gas Transportation business.”

Enbridge’s natural gas business includes gathering and processing assets in both Canada and the United States, offshore Gulf Coast pipelines, long-haul transmission systems (through interests in the Alliance and Vector pipelines) and the Aux Sable NGL fractionation facility.

Mr. Harper joins Enbridge from Southwestern Energy, where he held the position of Senior Vice President, Midstream. He previously held senior leadership roles with Centerpoint Energy, Spectra Energy Partners, LP and Duke Energy. In 2013, he served as Chairman of the Board of the Interstate Natural Gas Association of America (INGAA). He is actively involved in community service, including educational, industry, professional, and arts organizations. Mr. Harper holds a B.Sc. in Mechanical Engineering from the University of Kentucky and an MBA from the University of Houston.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,700 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com

Enbridge Energy Partners, L.P. / Midcoast Energy Partners, L.P.

Terri Larson, APR Media (877) 496-8142 Email: usmedia@enbridge.com	Sanjay Lad Investment Community (866) EEP INFO or (866) 337-4636 Email: eep@enbridge.com

###

NEWS RELEASE

Enbridge Inc. Declares Preferred Share, Series 7 Dividend

CALGARY, Alberta, January 15, 2014 – Enbridge Inc. (TSX, NYSE: ENB) Enbridge Inc.’s Board of Directors has declared a dividend of $0.2381 per Preferred Share, Series 7 payable on March 1, 2014 to all shareholders of record on February 14, 2014. This dividend includes accrued dividends from December 12, 2013, the date the shares were issued. The Series 7 shares will receive a regular quarterly dividend of $0.275 per share effective June 1, 2014.

All other quarterly common and preferred share dividends payable on March 1, 2014 were previously declared on December 3, 2013.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,700 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. - Investment Community	Enbridge Inc. - Media

Adam McKnight	Graham White
(403) 266-7922	(403) 508-6563/(888) 992-0997
Email: adam.mcknight@enbridge.com	Email: graham.white@enbridge.com

NEWS RELEASE

Enbridge Restarts Line 67 After Pump Station Release

Calgary, Alberta, January 18, 2014 – Enbridge Inc., (TSX:ENB) (NYSE:ENB) shut down and isolated its Line 67 pipeline south of Regina, Saskatchewan at approximately 10:50 a.m. MDT today after a release from the pumping station piping within the Rowatt Station.

Immediately upon Enbridge’s detection of the pumping station leak, the pipeline was shut down. An initial investigation has determined the release occurred within the facility, and that all free product was contained on site. Due to high winds, some spray landed on the snow of an adjacent farm field and has been picked up. All regulatory and provincial officials, including emergency response officials, have been notified and the source of the release has been contained. The pumping station has been isolated and Line 67 was restarted just before 9:20 p.m. MDT. An investigation into the incident is also being conducted by Enbridge and regulators. We are committed to the goal of reaching zero spills, and will thoroughly investigate the incident for lessons learned.

Initial estimates place the volume of the release at up to 125 barrels. There is no impact to the public, wildlife or waterways. Enbridge first responders with clean-up and response equipment are on-site, and expect the cleanup to be completed this weekend.

Line 67 is a 450,000 bbl/day, 36” heavy oil line that is part of the Enbridge Mainline from Hardisty to Superior.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,700 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com

NEWS RELEASE

Enbridge to Invest $0.2 Billion to Expand Sunday Creek Terminal

Calgary, Alberta, January 29, 2014 – Enbridge (TSX: ENB) (NYSE: ENB) today announced that it will construct additional facilities at its Sunday Creek Terminal, located in the Christina Lake area of northern Alberta, to support production growth from the Christina Lake oil sands project operated by Cenovus Energy and jointly owned with ConocoPhillips.

The estimated cost for the expansion is approximately $0.2 billion with a targeted in-service date of Q3 2015. The expansion includes development of a new site adjacent to the existing terminal, construction of a new 350,000 barrel tank with associated piping, pumps and measurement equipment, as well as civil work for a future tank. The existing Sunday Creek Terminal was put into service in August 2011.

“We are pleased to move forward in supporting the planned production growth from the Christina Lake project,” said Guy Jarvis, Executive Vice President and Chief Commercial Officer, Liquids Pipelines. “This expansion furthers Enbridge’s plans to bring incremental volume from projects in the region to the Athabasca Twin pipeline.”

Enbridge will recover all of its invested capital as well as a return on equity through a long-term agreement for the project.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,700 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com